JIADE LIMITED

November 15, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Patrick Kuhn
Joel Parker
Rucha Pandit
Lilyanna Peyser

Re:	JIADE LIMITED
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted September 21, 2023
CIK No. 0001976908

Ladies and Gentlemen:

This letter is in response to the letter dated October 18, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to JIADE LIMITED (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Amendment No. 2”) is being filed to accompany this letter.

Cover page

1. We note your response to comment 4. It appears that the discussion of the consequences of your failure to "receive or maintain such approval, or [of] inadvertently conclud[ing] that such approval is not required, or [of a change in] applicable laws, regulations, or interpretations" is limited to laws that "PRC regulatory authorities may in the future promulgate." Here and on page 2 please revise to clarify that the consequences also apply with respect to the laws that are currently in effect.

In response to the Staff’s comments, we revised our disclosure on the cover page and page 2 of Amendment No. 2 clarify that the consequences also apply with respect to the laws that are currently in effect.

Capitalization, page 2

2. Please remove the as adjusted (over-allotment option exercised column) from your capitalization table.

In response to the Staff’s comments, we revised our disclosure on page 53 of Amendment No. 2 to remove the as adjusted (over-allotment option exercised column) from the capitalization table.

Risk Factors, page 14

3. We note your response to comment 1 that your "largest shareholder, Mr. Yuan Li, will hold approximately 47% of the aggregate voting power of [the] issued and outstanding ordinary shares, assuming no exercise of the underwriters’ over-allotment option." Please include a risk factor discussing the influence that Mr. Li will have on the company and matters to be decided by stockholders, or tell us why such disclosure is inappropriate.

In response to the Staff’s comments, we revised our disclosure on pages 8 and 44 of Amendment No. 2 to discuss the influence that Mr. Li will have on us and the matters to be decided by shareholders.

Related Party Transactions, page 105

4. We note your response to comment 20. It appears that this section speaks as of June 30, 2023; please revise to provide the disclosure as of the date of the prospectus.

In response to the Staff’s comments, we revised our disclosure on pages 114 to 115 of Amendment No. 2 to update the Related Party Transaction section to the date of the prospectus.

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies

Revenue recognition, page F-12

5. We note your response to prior comment 22. The transaction price of your customer contracts appears to depend on the number of students serviced per page 59 and 60. Please disclose how you determine the transaction price for your contracts and at what point during the contract you bill your customers. Refer to ASC 606-10-50-12 and 20.

In response to the Staff’s comments, we revised our disclosure on pages F-12 to F-13 of Amendment No. 2 to disclose how we determine the transaction price for our contracts and at what point during the contract we bill our customers. In addition, we respectfully advise the Staff that we enter into service contracts with adult education institutions, and under the contractual obligations thereof, the transaction price does not change once we have verified the number of students serviced. The Company determines the transaction price considering the cost incurred to deliver such services, customer demand, effect of competitors on the Company’s services, the number of students to be served, and other market factors.  The Company currently does not have any modification of contracts and the contracts currently do not have any variable consideration.

General

6. We note your response to comment 24 and reissue in part. Please further revise your disclosure on page 30 and elsewhere as appropriate to specifically discuss the role of the board of directors in overseeing cybersecurity threats and managing the related risks, including in connection with the company's software and data protection.

In response to the Staff’s comments, we revised our disclosure on pages 30 to 31 of Amendment No. 2 to disclose the role of the board of directors in overseeing cybersecurity threats and managing the related risks, including in connection with our software and data protection.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yuan Li
Name:	Yuan Li
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC